

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Chuck Pettid
President and Director
Fig Publishing, Inc.
149 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Fig Publishing, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 22, 2022**
> **File No. 024-12017**

Dear Chuck Pettid:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Regulation A+ Offering History, page 36

1.   In the table on page 37, you indicate that you have provided Fig Funds attributable to Fig Portfolio Shares - Series 2021 for eight video games. Please file the related Fig revenue-sharing agreements for these video games and disclose how the Fig Revenue Share is calculated under each agreement.

General

2.   In your disclosure provided in response to prior comment 6, you indicate that the Fig
Share Termination Date is 60 months after the date that is the earlier of (i) the date that the
final Licensed Game under the Fig Revenue-Sharing Agreement is published or (ii) <u>March
1, 2023</u>. The Atari License Agreement indicates it is 60 months after the date that is the
earlier of (i) the date that the final Licensed Game under this Agreement is published or
(ii) <u>December 1, 2022</u>. Please revise. In addition, since it appears no Licensed
Game under the agreement was published before December 1, 2022, clarify that the Fig
Share Termination Date is December 1, 2027.

3.   Please highlight that the Fig Revenue Share Termination Date under the Atari License
Agreement, and thus the time period that investors in FGS-Atari can receive dividends, is
different from the revenue-sharing agreements for your previous series of Fig Gaming
Shares. Explain the difference and how the operation of the Atari License Agreement has
negative consequences to investors in FGS-Atari shares compared to the other revenue-
sharing agreements.

4.   Refer to our prior comment 11 and the disclosure under "Atari Corporate History and Key
Persons" on pages Atari-17 through Atari-19. Please revise this disclosure so that it is
clear which entity now owns Atari assets and intellectual property and how that entity is
related to Atari Interactive, Inc., the party to the Atari License Agreement. Streamline the
disclosure to provide information that would be material to investors in FGS - Atari,
whose dividends are dependent on the terms of the Atari License Agreement and the video
games Fig determines to fund with Fig Funds attributable to FGS - Atari shares. Avoid
giving the impression that investors in FGS - Atari are investing in Atari itself by, for
example, providing detailed disclosure about Atari's board of directors or who owns
equity and voting rights in Atari.

5.   In response to prior comment 8, you indicate that you replaced the graph on page Atari –
21 illustrating potential cumulative dividends with a graph disclosing the assumed time
period of "estimated lifetime distributions" in light of the Fig Share Termination Date. To
the extent you retain this graph, disclose specific dates or years in both the graph and the
table based upon a reasonable estimation of when potential video games could be
identified, Fig Funds could be distributed for their development, the approximate two to
three years it takes to develop and publish the games, when the games would be expected
to generate revenues, and December 1, 2027. Disclose that, since it may take several years
for any Licensed Games to be identified, developed and start generating revenues, holders
of FGS-Atari shares may not receive dividends prior to the December 1, 2027 deadline for
receiving dividends. This is because, even if Fig Funds are provided before December 1,
2027 for one or more Licensed Games, holders of FGS-Atari shares will not be entitled to
dividends on those Licensed Games if they begin generating revenues and become
commercially successful after December 1, 2027.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Ain, Esq.